Insider Report for James Bambrick Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: BAMBRICK ( Starts with )
Given name	: JAMES ( Starts with )
Transaction Date	: August 11, 2004 - August 11, 2004
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Bambrick, James
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the "equivalent number or value of underlying securities" reflects the "total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction	Date of	Date of filing	Ownership	Nature of	Number or	Unit price	Closing	Insider's	Conversion	Date of	Underlying	Equivlent	Closing
ID	transaction	YYYY-MM-DD	type (and	transaction	value acquired	or exercise	balance	calculated	or exercise	expiry or	security	number	balance of
	YYYY-MM-DD		registered		or disposed of	price		balance	price	maturity	designation	or value	equivalent
			holder, if							YYY-MM-DD		of underlying	number or
			applicable)									securities	value of
												acquired or	underlying
												disposed of	securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 8 - Deemed Insider - 6 Months before becoming Insider

Security designation: Common Shares

302391	2004-08-09	2004-08-11	Direct Ownership:	10 - Acquisition or disposition in the public market	-5,000	3.2900	247,300